OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fairport Capital, Inc., as of 03/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fairport Capital, Inc.

Financial Statement

Required by the U.S. Securities and Exchange
Commission

Including Independent Auditor's Report Thereon

March 31, 2026

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Fairport Capital, Inc.:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

June 30, 2026

We have served as the auditor for Fairport Capital, Inc. since 2019.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Fairport Capital, Inc.
Financial Statements
Statement of Financial Condition
For the year ended March 31, 2026

	Mar 31,2026
Assets	
Cash and equivalents	$ 169,618
Commissions receivable	36,761
Total current assets	$ 206,379
Property and equipment	
Office equipment	2,855.65
Accumulated Depreciation	(2,855.65)
Net property and equipment	-
Total assets	$ 206,379
Liabilities & shareholder's equity	
Liabilities (all current)	
Commissions payable	116,596
Accounts payable	6,000
Accrued liabilities	4,211
Income taxes payable	2,466
Total liabilities	$ 129,273
Equity	
Common stock - authorized 5,000 shares no par value	
Issued and outstanding 2,000 shares	43,950
Treasury stock - at cost	(14,180)
Retained Earnings	43,789
Net Income	3,547
Total Equity	$ 77,106
TOTAL LIABILITIES & EQUITY	$ 206,379

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984, in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to sell direct placement programs, mutual funds, and variable annuities, which is deemed a single reportable segment comprised of multiple classes of products sold. The Company does not carry customer accounts, hold funds or securities of, or for customers and amended its membership agreement with FINRA on October 26, 2020; the Company will not claim a statutory exemptive provision related to Rule 15c3-3 under paragraph (k)(2)(i), but shall rely on footnote 74 of SEC Release 34-70073. As a broker-dealer registered with the SEC and a member of FINRA, the Company must file FOCUS IIA and Supplemental Statement of Income reports to report net capital and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents - The Company considers cash in banks and federally insured credit unions as highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company may maintain its cash in credit union deposit accounts, which, at times, may exceed federally insured NCUA limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition - The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives revenue from the sale of shares, which are sold via application ("subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor ("sponsor"), at which time the Company has met its performance obligation and therefore recognizes revenue. Customers may make investments directly with the sponsor, in which case the Company has no performance obligation and recognizes revenue when notified by the sponsor of the transaction, amount, and date. The Company sells insurance-based products, among other retail type securities products. The Company believes that its performance obligation is the sale of insurance-based products and securities products to investors, which is fulfilled on the date the insurance-based product is purchased or the trade date of a securities transaction. 12b-1 fees due to the Company are calculated based on average assets under management for the period in which 12b-1 fees are calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time the 12b-1 service fee revenue is recognized. Disaggregation of revenue can be found on the statement of income for the year ended March 31, 2026.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2026, as management does not believe it is exposed to any risk of loss based upon its historical experience. Contract assets receivable are $36,761, while related contract liabilities to Company representatives are $19,231.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years. All assets are fully depreciated.

Advertising- The Company's policy is to expense advertising as incurred.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes, if any. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company is currently recording no deferred tax assets or deferred tax liabilities. The Company's tax returns remain open to examination by regulatory authorities from March 31, 2022, to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental, and optical expenses, which are not reimbursed by insurance policies, for the Company's officers and their families.

Officer's Salaries – During the period being audited, the Company, upon reliance of IRS FS-2008-25, August 2008, and practice for the brokerage industry, records officer payroll as a Form 1099 employee and was therefore not issued Form W-2. In the event the Company desires to change this method, or in the event the IRS makes a change as payment related to persons engaged in the brokerage industry, the Company shall reevaluate and record and report officer remuneration on Form W-2.

NOTE 3- RELATED PARTY TRANSACTIONS

Included in accounts payable is $97,312 due to the president for commissions and other reimbursable expenses. The president has elected to defer collection pending professional consultation with respect to potential future transactions. During the period audited, the Company paid the president $1,000 for accounting services and $1,000 for storage, for a total of $2,000.

NOTE 4 - INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets, when recorded, identify temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

No entry was made in the current year to reconcile with the Company's federal tax return. The Company had no net deferred tax assets or liabilities as of March 31, 2026. Management has taken the position that it does not believe it has any uncertain tax positions, and that book and tax differences have been reconciled, resulting in no deferred tax liabilities. All tax liabilities are current.

The components of income tax expense related to continuing operations at March 31, 2026, are estimated as follows:

Components of Income Tax Expense Related to Operations at March 31, 2024		
Federal		
Current provision (benefit)	$	2,466
Deferred provision (benefit)		-
State		
Current provision		475
Deferred provision (benefit)		-
Total	$	2,941

NOTE 5-CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of insurance-based products and mutual funds.

NOTE 6 -COMMITMENTS & CONTINGENCIES

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital aggregate indebtedness ratio would exceed 15 to 1. At March 31, 2026, the Company had net capital of $75,918 which was $67,300 in excess of its required net capital of $8,619, which is the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was 1.7:1.

NOTE 8-SEGMENT REPORTING

As noted in Note 1, Nature of Business, the Company's operations constitute a single reportable segment comprised of several classes of related products sold and/or services provided. The Company uses the management approach in reporting segment information to assess performance and allocation of resources, which is presented using the disaggregation established in the Supplemental Statement of Income (Form SSOI) report, and, for net capital purposes (see Note 7), Form FOCUS IIA, which are filed with regulatory authorities on a quarterly basis. Form SSOI reports are the internal reporting structure which comprise the basis for management's segmentation review. The summation of each quarterly SSOI report is aggregated and reported in the Statement of Income herein. The Company had no goodwill impairment, consequently, there was no related effect on segment reporting. The CEO of the Company is the Chief Operating Decision Maker (CODM) and the person who shall perform the review, assess performance and allocation of resources to the Company's operating segment. The CODM has a thorough understanding of Form SSOI and FOCUS IIA, which financial reports are used for making key operating decisions, including the Company's organizational structure, its operations, budgeting and forecasting processes, and compensation of Company personnel.

NOTE 9-RENT

Fairport Capital, Inc. was provided with office space without charge and paid no rent during the period being audited. In accordance with Internal Revenue Code 102(a), gifts are not taxable to the recipient.

NOTE 10-SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to its financial position through the date these financial statements were issued, noting no material items requiring disclosure.